Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including the Associated Rights to Purchase Preferred Stock)

of

PARALLEL PETROLEUM CORPORATION

at

$3.15 NET PER SHARE

by

PLLL ACQUISITION CO.,

a wholly owned subsidiary of

PLLL HOLDINGS, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, OCTOBER 22, 2009 UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

September 24, 2009

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by PLLL Acquisition Co., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of PLLL Holdings, LLC, a Delaware limited liability company (“Parent”), to act as Information Agent in connection with the Purchaser’s offer to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated rights to purchase preferred stock (collectively, the “Shares”), of Parallel Petroleum Corporation, a Delaware corporation (the “Company”), at a purchase price of $3.15 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 24, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the then outstanding Shares, and (ii) the waiting period, if required, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. See Section 15 of the Offer to Purchase.

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

1.	Offer to Purchase dated September 24, 2009;

2.	Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients (manually signed facsimile copies of the Letter of Transmittal may be used to tender Shares);

3.	Notice of Guaranteed Delivery to be used to accept the Offer if share certificates for such Shares (the “Share Certificates”) are not immediately available or if the Share Certificates and all other required documents cannot be delivered to Computershare Trust Company, N.A. (the “Disbursing Agent”), or if the procedures for book-entry transfer cannot be completed on a timely basis;

4.	A printed form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.	The letter to stockholders of the Company from Jeffrey Shrader, Chairman of the Board of Directors of the Company, accompanied by the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission by the Company.

The Board of Directors of the Company unanimously (i) has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, (ii) has adopted resolutions approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommends that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 15, 2009 (the “Merger Agreement”), by and among Parent, the Purchaser and the Company. The Merger Agreement provides for, among other things, the making of the Offer by the Purchaser, and further provides that the Purchaser will be merged with and into the Company (the “Merger”) following the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement. Following the Merger, the Company will continue as the surviving corporation, wholly owned by Parent, and the separate corporate existence of the Purchaser will cease.

In order to take advantage of the Offer, (i) a duly executed and properly completed Letter of Transmittal and any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and other required documents should be sent to the Disbursing Agent and (ii) Share Certificates representing the tendered Shares should be delivered to the Disbursing Agent, or such Shares should be tendered by book-entry transfer into the Disbursing Agent’s account maintained at the Book-Entry Transfer Facility (as described in the Offer to Purchase), all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

Holders of Shares whose Share Certificates are not immediately available, who cannot complete the procedures for book-entry transfer on a timely basis, or who cannot deliver all other required documents to the Disbursing Agent prior to the Expiration Date (as defined in the Offer to Purchase) must tender their Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

Neither Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the undersigned, the Disbursing Agent and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. The Purchaser will, however, upon request, reimburse you for customary mailing and handling costs incurred by you in forwarding the enclosed materials to your clients. The Purchaser will pay or cause to be paid all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Thursday, October 22, 2009, unless the Offer is extended.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned and the Dealer Manager at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Laurel Hill Advisory Group

Nothing contained herein or in the enclosed documents shall constitute you or any other person as an agent of Parent, the Purchaser, the Company, the Dealer Manager, the Information Agent, the Disbursing Agent or any affiliate of any of the foregoing or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed herewith and the statements contained therein.

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